SOURCE:	AXCAN PHARMA INC.

NASDAQ SYMBOL (NASDAQ Global Market):	AXCA
TSX SYMBOL (Toronto Stock Exchange):	AXP

DATE:	July 30, 2007

AXCAN PHARMA STRENGTHENS ITS MANAGEMENT TEAM WITH THE APPOINTMENT
OF NICHOLAS FRANCO AS SENIOR VICE PRESIDENT, INTERNATIONAL COMMERCIAL
OPERATIONS

MONT-SAINT-HILAIRE, Quebec – Axcan Pharma Inc. ("Axcan" or the "Company") (NASDAQ: AXCA - TSX: AXP) is pleased to announce that Mr. Nicholas Franco has joined the Company as Senior Vice President, International Commercial Operations. Mr. Franco will replace Mr. Jocelyn Pelchat, who is leaving Axcan to pursue other career opportunities.

In his new role, Mr. Franco will oversee Axcan’s business outside of North America, including international commercial operations and export activities. An important focus of Mr Franco’s activities will be to further grow Axcan’s presence outside of North America. As a member of the Axcan management team, Mr. Franco will also contribute to developing and implementing the Company’s overall growth strategy. Mr. Franco will be based at Axcan’s French offices, just outside of Paris.

“I'm pleased to welcome Nicholas to the Axcan management team as he brings a proven track record of success in international commercial operations,” commented Frank Verwiel, M.D., President and Chief Executive Officer of Axcan. “Nicholas’ strong background and mix of experience in the gastrointestinal field, marketing, business development and licensing, and management of international commercial operations is ideally suited to Axcan’s aggressive pursuit of international expansion. His insight and energy will be invaluable in helping Axcan expand its markets and achieve its goals. On behalf of the Company, I also want to thank Jocelyn for his seven years of service to Axcan and his contribution to the Company's growth since he joined the organization in 2000,” Dr. Verwiel concluded.

Commenting on his appointment, Mr. Franco said that, "As a leader in the gastrointestinal specialty market, Axcan has demonstrated exceptional growth and a commitment to bringing needed products to market. I am very excited to join this dynamic team and looking forward to driving the Company's international growth."

Mr. Franco brings over 20 years of leadership and experience in research, marketing, sales and business development across several therapeutic areas and geographies. Prior to joining Axcan, Mr. Franco was Head of Market Access Region Europe for Novartis Pharma AG in Basel, Switzerland, a company where he has held various management positions since 1991. Previous positions include President of Novartis Ophthalmics, Global Head, Business Development and Licensing and Global Brand Director for gastrointestinal products. During his tenure with Novartis, Mr. Franco has successfully led cross-functional teams and business units that directly controlled local markets, as well as large business franchises and business units in international settings. He also established Novartis’ Global Alliance Management function and led the Primary Care Global Negotiations team in completing over a dozen in-licensing deals for development compounds. Mr. Franco graduated from McGill University (Canada) where he earned a Bachelor of Science in Biochemistry and a Masters in Business Administration, Strategic Planning and Marketing.

ABOUT AXCAN PHARMA
Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The Company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan's products are marketed by its own specialized sales forces in North America and Europe. Its common shares are listed on the NASDAQ Global Market under the symbol "AXCA" and on the Toronto Stock Exchange under the symbol "AXP".

This release contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking, including, without limitation, the Company's expectations with respect to the benefits and acceptance of new drugs and are generally identified by words such as "anticipate," "expect," "estimate," "intend," "project," "plan" and "believe." Forward-looking statements are subject to risks and uncertainties and undue reliance should not be placed on these statements. Certain material assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations are outlined in the body of this news release, and also include the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, the protection of our intellectual property, including the approval of patent applications,  and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian securities regulators.

The Company cautions that the foregoing list of factors that may affect future results is not exhaustive. Axcan undertakes no obligation to update or revise any forward-looking statement, unless obligated to do so pursuant to applicable securities laws and regulations.

INFORMATION:	Isabelle Adjahi
Senior Director, Investor Relations and Communications
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000

www.axcan.com